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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        Supreme Realty Investments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868636309
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Cheung, Kin Wai
                            No. 264-298 Qingshan Road
                           Nanfeng Center, Suite 1905
                            Quanwan Kingjie, Hongkong
                                 86-760-8482888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 868636309

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Cheung, Kin Wai
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,600,000 shares of Common Stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,600,000 Shares of Common Stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,600,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

      The class of equity securities to which this Schedule 13D relates is the common stock of Supreme Realty Investments, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming Yuan, Fu Tian Qu, Shenzhen City, P.R. China.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule 13D is being filed on behalf of Cheung Kin Wai (the "Reporting Person"). The address of Mr. Cheung Kin Wai is No. 264-298 Qingshan Road, Nanfeng Center, Suite 1905, Quanwan Kingjie, Hongkong. Mr. Cheung Kin Wai, a citizen of China is an Administration Manager at Oceanic International Company Limited, the Issuer's largest subsidiary, since 2003.

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor is the Reporting Person a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Cheung Kin Wai acquired 1,600,000 shares of newly issued common stock of the Issuer in exchange for his 20% ownership interest in Home System Group, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

      On August 4, 2006, the Issuer entered into an agreement and plan of merger with XY Acquisition Corporation ("XY"), Home System Group, Inc. ("HSG"), Cheung Kin Wai, Li Wei Qiu, Ye Bo Quan, Li Shu Bo, Huang Jian Wei, Value Global International Limited, Simple (Hong Kong) Investment & Management Company Limited, First Capital Limited, Shenzhen Dingyi Investment Company Limited, China US Bridge Capital Limited (the "Merger Agreement"). The transaction described in the Merger Agreement is hereinafter referred to as the "Merger Transaction."

      Prior to the completion of the Merger Transaction on August 4, 2006, XY Acquisition Corporation was a Nevada corporation and a wholly owned subsidiary of the Registrant.

      HSG is a corporation formed on February 28, 2003 under the laws of the British Virgin Island. On June 30, 2006, HSG acquired all of the issued and outstanding stock of Oceanic International (HK) Limited ("OCIL"). OCIL is an operating company organized under the laws of Hong Kong. Prior to the completion of the Merger Transaction on August 3, 2006, Cheung Kin Wai, Li Wei Qiu, Ye Bo Quan, Li Shu Bo, Huang Jian Wei, Value Global International Limited, Simple (Hong Kong) Investment & Management Company Limited, First Capital Limited, Shenzhen Dingyi Investment Company Limited, China US Bridge Capital Limited were the shareholders of HSG (the "HSG Shareholders"). In addition, Cheung Kin Wai and Li Wei Qiu are the two only directors of HSG.

      Pursuant to the Merger Agreement, XY merged with HSG, with HSG as the survivor of the merger. As a result of the Merger Transaction, HSG became a wholly owned subsidiary of the Issuer, which, in turn, made the Issuer the indirect owner of the Chinese operating company OCIL.

      Under the Merger Agreement, in exchange of surrendering their shares in HSG, the HSG Shareholders received stock consideration consisting of 8,000,000 newly issued shares of the Issuer's common stock, which were divided proportionally among the HSG Shareholders in accordance with their respective ownership interests in HSG immediately before the completion Merger Transaction.

      On August 17, 2006 Mr. Cheung Kin Wai was named a Director and Chief Financial Officer of the Issuer.

      Mr. Cheung Kin Wai has no plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Cheung Kin Wai owns 1,600,000 shares of common stock of the Issuer, which as of August 15, 2006, accounted for 10.8% of the Issuer's issued and outstanding common stock.
      (b) Mr. Cheung Kin Wai has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 1,600,000 shares of common stock of the Issuer that he owns.
      (c) Transactions in the securities effected during the past sixty days:
None, other than the transactions described in Item 4 of this Schedule 13D.
      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Cheung Kin Wai.
      (e) The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not Applicable.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A             Merger Agreement


      See Item 4 of this Schedule 13D for a description of the contracts and arrangements between Cheung Kin Wai and others with respect to the common stock of the Issuer.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        /s/ Cheung Kin Wai
                                                        ------------------------
                                                        Cheung Kin Wai
Date: 8-20-06

                                    EXHIBIT A


                                                                  EXECUTION COPY
                          AGREEMENT AND PLAN OF MERGER

      This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") has been made as of August 4, 2006, by and among Supreme Realty Investments, Inc., a Nevada corporation ("SRLT"), XY Acquisition Corporation, a Nevada corporation and a wholly-owned Subsidiary of SRLT ("SUB"), Home System Group, Inc., a British Virgin Islands corporation ("HSG"), and the shareholders of HSG, each of whom is identified on Schedule A to this Agreement (the "HSG SHAREHOLDERS").

      WHEREAS, the respective Boards of Directors of SRLT, Sub and HSG have approved the merger, pursuant and subject to the terms and conditions of this Agreement, of Sub with and into HSG (the "MERGER"), whereby all of the issued and outstanding shares of the Common Stock of HSG (the "HSG COMMON STOCK") will be converted into the right to receive a specified number of shares of the Common Stock of SRLT (the "SRLT COMMON STOCK"); and the parties each desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

      NOW, THEREFORE, in consideration of the premises and the representations, warranties and covenants herein contained, the parties agree to effect the Merger on the terms and conditions herein provided and further agree as follows:

                             ARTICLE 1. DEFINITIONS

      1.1 DEFINITIONS.

      In addition to the other definitions contained in this Agreement, the following terms will, when used in this Agreement, have the following respective meanings:

      "AFFILIATE" means a Person that, directly or indirectly, controls, is controlled by, or is under common control with, the referenced party.

      "CLAIM" means any contest, claim, demand, assessment, action, suit, cause of action, complaint, litigation, proceeding, hearing, arbitration, investigation or notice of any of the foregoing involving any Person.

      "CLOSING" means the consummation of the Merger.

      "CODE" means the Internal Revenue Code of 1986, as amended, together with all rules and regulations promulgated thereunder.

      "CONSTITUENT CORPORATIONS" means HSG and Sub, as the constituent corporations of the Merger.

      "GAAP" means United States generally accepted accounting practices.

      "GCL" means the Nevada General Corporation Law.

      "PERSON" means and includes any individual, partnership, corporation, trust, company, unincorporated organization, joint venture or other entity, and any Governmental Entity.

      "RECORD HOLDER" means a holder of record of HSG Common Stock as shown on the regularly maintained stock transfer records of HSG.

      "SUBSIDIARY" means, with respect to any Person, any corporation, partnership, joint venture, trust or other entity of which such Person, directly or indirectly through an Affiliate, owns an amount of voting securities, or possesses other ownership interests, having the power, direct or indirect, to elect a majority of the Board of Directors or other governing body thereof.

      "SURVIVING CORPORATION" means HSG, as the surviving corporation of the Merger.

      "U.S." means the United States of America.

      1.2 INTERPRETATION.

      In this Agreement, unless the express context otherwise requires:

            (A) the words "HEREIN," "HEREOF" and "HEREUNDER and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

            (B) references to "ARTICLE" or "SECTION" are to the respective Articles and Sections of this Agreement, and references to "EXHIBIT" or "SCHEDULE" are to the respective Exhibits and Schedules annexed hereto;

            (C) references to a "PARTY" means a party to this Agreement and include references to such party's successors and permitted assigns;

            (D) references to a "THIRD PARTY" means a Person that is neither a Party to this Agreement nor an Affiliate thereof;

            (E) the terms "DOLLARS" and "$" means U.S. dollars;

            (F) terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

            (G) the masculine pronoun includes the feminine and the neuter, and vice versa, as appropriate in the context; and

            (H) wherever the word "INCLUDE," "INCLUDES" or "INCLUDING is used in this Agreement, it will be deemed to be followed by the words "without limitation."

                              ARTICLE 2. THE MERGER

      2.1 EFFECTIVE TIME OF THE MERGER.

      Subject to the provisions of this Agreement, the Merger will be consummated by the filing with the Secretary of State of the State of Nevada of articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the GCL (the time of such filing or such later time and date as is specified in such filing being the "EFFECTIVE TIME").

      2.2 CLOSING.

      The Closing will take place at 10:00 a.m., local time, on the earliest date practicable after all of the conditions set forth in Article 9 are satisfied or waived by the appropriate party, but in no event later than the applicable date referred to in Section 10.1(d) (the "CLOSING DATE"), unless another time, date or place is agreed to in writing by the parties.

      2.3 EFFECTS OF THE MERGER.

      By virtue of the Merger and without the necessity of any action by or on behalf of the Constituent Corporations, or either of them:

            (A) at the Effective Time, (i) the separate existence of Sub will cease, and Sub will be merged with and into HSG, and (ii) the certificate of incorporation and bylaws of HSG as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended; and

            (B) at and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations will be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest will be thereafter as effectually be the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, will not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations will be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations will thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred or contracted by it.

                  ARTICLE 3. EFFECT OF MERGER ON CAPITAL STOCK

      3.1 EFFECT ON CAPITAL STOCK.

      As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of HSG Common Stock or of shares of the capital stock of Sub:

            (A) CAPITAL STOCK OF SUB. Each issued and outstanding share of the capital stock of Sub will be converted into the right to receive one fully paid and non-assessable share of the capital stock of the Surviving Corporation.

            (B) CANCELLATION OF TREASURY STOCK. Shares of HSG Common Stock, if any, that are held by HSG as treasury stock will be cancelled and retired and will cease to exist, and no Merger Consideration will be delivered in exchange therefor. Shares of Supreme Realty Investments, Inc. Common Stock, if any, owned by HSG as of the Effective Time will remain unaffected by the Merger.

            (C) EXCHANGED SHARES; MERGER CONSIDERATION.

            (I) "EXCHANGED SHARES" means all shares of HSG Common Stock issued and outstanding immediately prior to the Effective Time other than shares of HSG Common Stock, if any, held by HSG as treasury stock.

            (II) The consideration payable in the Merger will consist of an aggregate of eight million (8,000,000) shares of Supreme Realty Investments, Inc. Common Stock, which shall be distributed among the HSG Shareholders in accordance with Schedule A hereto (the "STOCK MERGER CONSIDERATION").

            (III) "MERGER CONSIDERATION" means the Stock Merger Consideration.

            (D) EXCHANGE OF EXCHANGED SHARES FOR MERGER CONSIDERATION. As of the Effective Time, by virtue of the Merger, each issued and outstanding Exchanged Share will be converted into the right to receive the Merger Consideration, payable, to the Record Holders of Exchanged Shares at the Effective Time. As of the Effective Time, all shares of HSG Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest, upon the surrender of such certificate in accordance with Section 3.2.

      3.2 EXCHANGE OF MERGER CONSIDERATION FOR EXCHANGED SHARES.

            (A) EXCHANGE. On the Closing Date, the holders of all of the HSG Common Stock shall deliver to Supreme Realty Investments, Inc. certificates or other documents evidencing all of the issued and outstanding HSG Common Stock, duly endorsed in blank or with executed power attached thereto in transferable form. In exchange for all of the HSG Common Stock tendered pursuant hereto, Supreme Realty Investments, Inc. shall issue to HSG Shareholders the Stock Merger Consideration.

            (B) NO FURTHER OWNERSHIP RIGHTS IN HSG COMMON STOCK. All shares of Supreme Realty Investments, Inc. Common Stock issued upon the surrender for exchange of shares of HSG Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of HSG Common Stock, and there will be no further registration of transfers of the shares of HSG Common Stock (other than shares held directly or indirectly by Supreme Realty Investments, Inc.) after the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or its transfer agent for any reason, such Certificates will be cancelled and exchanged as provided by this Article 3.

                ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF HSG

      HSG represents and warrants to Supreme Realty Investments, Inc. and to Sub as follows, as of the date hereof and as of the Closing Date:

      4.1 ORGANIZATION.

      HSG is a corporation duly organized, validly existing and in good standing under the laws of British Virgin Island and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign entity in the country or states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the attached Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of HSG's certificate of incorporation or bylaws. HSG has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement.

      4.2 CAPITALIZATION.

      The authorized capitalization of HSG consists of 50,000 shares of common stock, no par value and no preferred shares. As of the date hereof, there are 50,000 shares of common stock issued and outstanding. All issued and outstanding common shares have been legally issued, fully paid, are nonassessable and not issued in violation of the preemptive rights of any other person. HSG has no other securities, warrants or options authorized or issued.

      4.3 SUBSIDIARIES.

      HSG owns 100% of Oceanic International (Hong Kong) Limited, a Hong Kong, China corporation.

      4.4 TAX MATTERS; BOOKS & RECORDS

            (A) The books and records, financial and others, of HSG are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            (B) HSG has no liabilities with respect to the payment of any country, federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

            (C) HSG shall remain responsible for all debts incurred prior to the closing.

      4.5 INFORMATION.

      The information concerning HSG as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

      4.6 TITLE AND RELATED MATTERS.

      HSG has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interests in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. Except as set forth in the Schedules attached hereto, HSG owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with HSG's business. Except as set forth in the attached Schedules, no third party has any right to, and HSG has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of HSG or any material portion of its properties, assets or rights.

      4.7 LITIGATION AND PROCEEDINGS

      There are no actions, suits or proceedings pending or threatened by or against or affecting HSG, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse effect on the business, operations, financial condition, income or business prospects of HSG. HSG does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

      4.8 CONTRACTS.

      On the Closing Date:

            (A) Except as set forth on Schedule, there are no material contracts, agreements, franchises, license agreements, or other commitments to which HSG is a party or by which it or any of its properties are bound;

            (B) HSG is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially and adversely affects, or in the future may (as far as HSG can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of HSG; and

            (C) HSG is not a party to any material oral or written: (i) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension, benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; or (vii) contract, agreement, or other commitment involving payments by it for more than $10,000 in the aggregate.

      4.9 NO CONFLICT WITH OTHER INSTRUMENTS.

      The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which HSG is a party or to which any of its properties or operations are subject.

      4.10 MATERIAL CONTRACT DEFAULTS.

      To the best of HSG's knowledge and belief, it is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of HSG, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which HSG has not taken adequate steps to prevent such a default from occurring.

      4.11 GOVERNMENTAL AUTHORIZATIONS.

      To the best of HSG's knowledge, HSG has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by HSG of the transactions contemplated hereby.

      4.12 COMPLIANCE WITH LAWS AND REGULATIONS.

      To the best of HSG's knowledge and belief, HSG has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of HSG or would not result in HSG's incurring any material liability.

      4.13 INSURANCE.

      All of the insurable properties of HSG are insured for HSG's benefit under valid and enforceable policy or policies containing substantially equivalent coverage and will be outstanding and in full force at the Closing Date.

      4.14 APPROVAL OF AGREEMENT.

      The directors of HSG have authorized the execution and delivery of the Agreement and have approved the transactions contemplated hereby.

      4.15 MATERIAL TRANSACTIONS OR AFFILIATIONS.

      As of the Closing Date, there will exist no material contract, agreement or arrangement between HSG and any person who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known by HSG to own beneficially, ten percent (10%) or more of the issued and outstanding Common Shares of HSG and which is to be performed in whole or in part after the date hereof. HSG has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into any other material transactions with, any such affiliated person.

  ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF SUPREME REALTY INVESTMENTS, INC.

      Supreme Realty Investments, Inc. represents and warrants to HSG, as of the date hereof and as of the Closing Date, as follows:

      5.1 ORGANIZATION.

      Supreme Realty Investments, Inc. is a corporation duly organized, validly existing, and in good standing under the laws of Nevada and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the jurisdiction in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not violate any provision of Supreme Realty Investments, Inc.'s articles of incorporation or bylaws. Supreme Realty Investments, Inc. has full power, authority and legal right and has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement.

      5.2 CAPITALIZATION.

      The authorized capitalization of Supreme Realty Investments, Inc. consists of 200,000,000 shares of common stock, $0.001 par value per share. As of the date hereof, Supreme Realty Investments, Inc. has approximately 6,754,000 shares of common stock issued and outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable and are not issued in violation of the preemptive or other rights of any person.

      5.3 SUBSIDIARIES.

      Supreme Realty Investments, Inc. has no subsidiaries other than Sub.

      5.4 TAX MATTERS: BOOKS AND RECORDS.

            (A) The books and records, financial and others, of Supreme Realty Investments, Inc. are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            (B) Supreme Realty Investments, Inc. has no liabilities with respect to the payment of any country, federal, state, county, or local taxes (including any deficiencies, interest or penalties).

            (C) Supreme Realty Investments, Inc. shall remain responsible for all debts incurred by Supreme Realty Investments, Inc. prior to the date of closing.

      5.5 LITIGATION AND PROCEEDINGS.

      There are no actions, suits, proceedings or investigations pending or threatened by or against or affecting Supreme Realty Investments, Inc. or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse affect on the business, operations, financial condition or income of Supreme Realty Investments, Inc. Supreme Realty Investments, Inc. is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

      5.6 MATERIAL CONTRACT DEFAULTS.

      Supreme Realty Investments, Inc. is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of Supreme Realty Investments, Inc., and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which Supreme Realty Investments, Inc. has not taken adequate steps to prevent such a default from occurring.

      5.7 INFORMATION.

      The information concerning Supreme Realty Investments, Inc. as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made in light of the circumstances under which they were made, not misleading.

      5.8 TITLE AND RELATED MATTERS.

      Supreme Realty Investments, Inc. has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interest in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. Supreme Realty Investments, Inc. owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with Supreme Realty Investments, Inc.'s business. No third party has any right to, and Supreme Realty Investments, Inc. has not received any notice of infringement of or conflict with asserted rights of other with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly on in the aggregate, if the subject of an unfavorable decision ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of Supreme Realty Investments, Inc. or any material portion of its properties, assets or rights.

      5.9 CONTRACTS.

      On the Closing Date:

            (A) There are no material contracts, agreements franchises, license agreements, or other commitments to which Supreme Realty Investments, Inc. is a party or by which it or any of its properties are bound;

            (B) Supreme Realty Investments, Inc. is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award materially and adversely affects, or in the future may (as far as Supreme Realty Investments, Inc. can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of Supreme Realty Investments, Inc.; and

            (C) Supreme Realty Investments, Inc. is not a party to any material oral or written: (i) contract for the employment of any officer or employee;
(ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties, of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate;
(vi) collective bargaining agreement; (vii) contract, agreement or other commitment involving payments by it for more than $10,000 in the aggregate.

      5.10 COMPLIANCE WITH LAWS AND REGULATIONS.

      To the best of Supreme Realty Investments, Inc.'s knowledge and belief, Supreme Realty Investments, Inc. has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of Supreme Realty Investments, Inc. or would not result in Supreme Realty Investments, Inc. incurring material liability.

      5.11 INSURANCE.

      Supreme Realty Investments, Inc. maintains no insurance policies.

      5.12 APPROVAL OF AGREEMENT.

      The directors of Supreme Realty Investments, Inc. have authorized the execution and delivery of the Agreement by and have approved the transactions contemplated hereby.

      5.13 MATERIAL TRANSACTIONS OR AFFILIATIONS.

      There are no material contracts or agreements of arrangement between Supreme Realty Investments, Inc. and any person, who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known to beneficially own ten percent (10%) or more of the issued and outstanding Common Shares of Supreme Realty Investments, Inc. and which is to be performed in whole or in part after the date hereof. Except as disclosed in the attached Schedule, Supreme Realty Investments, Inc. has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into material transactions with any such affiliated person.

      5.14 NO CONFLICT WITH OTHER INSTRUMENTS.

      The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which Supreme Realty Investments, Inc. is a party or to which any of its properties or operations are subject.

      5.15 GOVERNMENTAL AUTHORIZATIONS.

      Supreme Realty Investments, Inc. has all licenses, franchises, permits or other governmental authorizations legally required to enable it to conduct its business in all material respects as conducted on the date hereof. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by Supreme Realty Investments, Inc. of this Agreement and the consummation of the transactions contemplated hereby.

                          ARTICLE 6. SPECIAL COVENANTS

      6.1 ACCESS TO PROPERTIES AND RECORDS.

      Prior to closing, Supreme Realty Investments, Inc. and HSG will each afford to the officers and authorized representatives of the other full access to the properties, books and records of each other, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of each other, as the other shall from time to time reasonably request.

      6.2 AVAILABILITY OF RULE 144.

      Supreme Realty Investments, Inc. and HSG Shareholders holding "restricted securities, " as that term is defined in Rule 144 promulgated pursuant to the Securities Act will remain as "restricted securities". Supreme Realty Investments, Inc. is under no obligation to register such shares under the Securities Act, or otherwise. The stockholders of Supreme Realty Investments, Inc. and HSG holding restricted securities of Supreme Realty Investments, Inc. and HSG as of the date of this Agreement and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The covenants set forth in this Section 6.2 shall survive the Closing and the consummation of the transactions herein contemplated.

      6.3 THE STOCK MERGER CONSIDERATION.

      The consummation of this Agreement, including the issuance of the Supreme Realty Investments, Inc. Common Shares to the HSG Shareholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, inter alia, upon the circumstances under which the HSG Shareholders acquire such securities.

      6.4 THIRD PARTY CONSENTS.

      Supreme Realty Investments, Inc. and HSG agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

      6.5 ACTIONS PRIOR AND SUBSEQUENT TO CLOSING.

            (A) From and after the date of this Agreement until the Closing Date, except as permitted or contemplated by this Agreement, Supreme Realty Investments, Inc. and HSG will each use its best efforts to:

            (I) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

            (II) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it; and

            (III) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business.

            (B) From and after the date of this Agreement until the Closing Date, Supreme Realty Investments, Inc. will not, without the prior consent of
HSG:

            (I) except as otherwise specifically set forth herein, make any change in its articles of incorporation or bylaws;

            (II) declare or pay any dividend on its outstanding Common Shares, except as may otherwise be required by law, or effect any stock split or otherwise change its capitalization, except as provided herein;

            (III) enter into or amend any employment, severance or agreements or arrangements with any directors or officers;

            (IV) grant, confer or award any options, warrants, conversion rights or other rights not existing on the date hereof to acquire any Common Shares; or

            (V) purchase or redeem any Common Shares.

      6.6 INDEMNIFICATION.

            (A) Supreme Realty Investments, Inc. hereby agrees to indemnify HSG, each of the officers, agents and directors and current shareholders of HSG as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or rising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

            (B) HSG hereby agrees to indemnify Supreme Realty Investments, Inc., each of the officers, agents, directors and current shareholders of Supreme Realty Investments, Inc. as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

      6.7 HSG SHAREHOLDER REPRESENTATIONS. Each of the HSG Shareholders represents and warrants as follows:

            (A) as of the date of this Agreement each of the HSG Shareholders was, and at the Closing Date it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act. Such HSG Shareholder has not been formed solely for the purpose of acquiring the SRLT Common Stock. Each HSG Shareholder is not a registered broker-dealer under Section 15 of the Exchange Act.

            (B) each of the HSG Shareholders are knowledgeable and experienced in finance and business matters and thus they are able to evaluate the risks and merits of acquiring the shares of Common Stock of Supreme Realty Investments, Inc.;

            (C) each of the HSG Shareholders are able to bear the economic risk of purchasing the Supreme Realty Investments, Inc. common stock;

            (D) Supreme Realty Investments, Inc. has provided the HSG Shareholders with access to the type of information normally provided in a prospectus;

            (E) Supreme Realty Investments, Inc. did not use any form of public solicitation or general advertising in connection with the issuance of the shares;

            (F) as to the following HSG Shareholders (Yimin Zhang, Weiyi Lv, Xiaochun Wang, Zhongsheng Bao, Simple (Hongkong) Investment & Management Company Limited, First Capital Limited and Shenzhen Dingyi Investment & Consulting Limited, collectively the "Offshore HSG Shareholders") the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, each of the Offshore HSG Shareholders was outside the United States (in China), or Supreme Realty Investments, Inc. and any person acting on its behalf reasonably believed that each Offshore HSG Shareholders was outside the United States, or (B) the transaction was not executed on or through the facilities of the Over the Counter Bulletin Board and neither Supreme Realty Investments, Inc. nor any person acting on its behalf knows that the transaction has been prearranged with a person in the United States;

            (G) the transactions contemplated hereby are bona fide and not for the purpose of "washing off' the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act);

            (H) each of the HSG Shareholders understands and acknowledges that none of the SRLT Common Stock has been registered under the Securities Act. Each HSG Shareholder is acquiring the SRLT Common Stock as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof, without prejudice, however, to such HSG Shareholder's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such HSG Shareholder to hold the securities for any period of time. Such HSG Shareholder is acquiring the SRLT Common Stock hereunder in the ordinary course of its business. Such HSG Shareholders does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the SRLT Common Stock.


               ARTICLE 7. CONDITIONS PRECEDENT TO THE OBLIGATIONS
                   OF SUPREME REALTY INVESTMENTS, INC. AND SUB

      The obligations of Supreme Realty Investments, Inc. and Sub under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

      7.1 ACCURACY OF REPRESENTATIONS.

      The representations and warranties made by HSG in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and HSG shall have performed or compiled with all covenants and conditions required by this Agreement to be performed or complied with by HSG prior to or at the Closing HSG shall be furnished with a certificate, signed by a duly authorized officer of HSG and dated the Closing Date, to the foregoing effect.

      7.2 DIRECTOR APPROVAL.

      The Board of Directors of Supreme Realty Investments, Inc. shall have approved this Agreement and the transactions contemplated herein.

      7.3 OFFICER'S CERTIFICATE.

      Supreme Realty Investments, Inc. shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of HSG to the effect that: (a) the representations and warranties of HSG set forth in the Agreement and in all exhibits, schedules and other documents furnished in connection herewith are in all material respects true and correct as if made on the Effective Date; (b) HSG has performed all covenants, satisfied all conditions, and complied with all other terms and provisions of this Agreement to be performed, satisfied or complied with by it as of the Effective Date; (c) since such date and other than as previously disclosed to Supreme Realty Investments, Inc., HSG has not entered into any material transaction other than transactions which are usual and in the ordinary course if its business; and (d) no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of HSG, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the HSG Schedules, by or against HSG which might result in any material adverse change in any of the assets, properties, business or operations of HSG.

      7.4 NO MATERIAL ADVERSE CHANGE.

      Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of HSG.

      7.5 OTHER ITEMS.

      Supreme Realty Investments, Inc. shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as Supreme Realty Investments, Inc. may reasonably request.

               ARTICLE 8. CONDITIONS PRECEDENT TO THE OBLIGATIONS
                         OF HSG AND THE HSG SHAREHOLDERS

      The obligations of HSG and the HSG Shareholders under this Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

      8.1 ACCURACY OF REPRESENTATIONS.

      The representations and warranties made by Supreme Realty Investments, Inc. in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and Supreme Realty Investments, Inc. shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by Supreme Realty Investments, Inc. prior to or at the Closing. HSG shall have been furnished with a certificate, signed by a duly authorized executive officer of Supreme Realty Investments, Inc. and dated the Closing Date, to the foregoing effect.

      8.2 DIRECTOR APPROVAL.

      The Board of Directors of HSG shall have approved this Agreement and the transactions contemplated herein.

      8.3 NO MATERIAL ADVERSE CHANGE.

      Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of Supreme Realty Investments, Inc.

                             ARTICLE 9. TERMINATION

      9.1 TERMINATION RIGHTS.

            (A) This Agreement may be terminated by the board of directors or majority interest of Shareholders of either Supreme Realty Investments, Inc. or HSG, respectively, at any time prior to the Closing Date if:

            (I) there shall be any action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or

            (II) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions.

      In the event of termination pursuant to this paragraph (a), no obligation, right, or liability shall arise hereunder and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

            (B) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of Supreme Realty Investments, Inc. if HSG shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of HSG contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to HSG. If this Agreement is terminated pursuant to this paragraph (b), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            (C) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of HSG if Supreme Realty Investments, Inc. shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Supreme Realty Investments, Inc. contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to Supreme Realty Investments, Inc. If this Agreement is terminated pursuant to this paragraph (d), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            (D) In the event of termination pursuant to paragraph (b) and (c) hereof, the breaching party shall bear all of the expenses incurred by the other party in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

                            ARTICLE 10. MISCELLANEOUS

      10.1 BROKERS AND FINDERS.

      Each party hereto hereby represents and warrants that it is under no obligation, express or implied, to pay certain finders in connection with the bringing of the parties together in the negotiation, execution, or consummation of this Agreement. The parties each agree to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

      10.2 LAW, FORUM AND JURISDICTION.

      This Agreement shall be construed and interpreted in accordance with the laws of the State of New York, United States of America, except for applicable provisions of the Nevada General Corporation Law, which shall control to the extent applicable.

      10.3 NOTICES.

      Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

      If to Supreme Realty Investments, Inc.: 10880 Wilshire Blvd Suite 2250, Los Angeles, CA 90024

      If to HSG: No. 264-298 Qingshan Road, Nanfeng Center Suite 1905, Quanwan Xingjie, Hong Kong

      or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

      10.4 ATTORNEYS' FEES.

      In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

      10.5 CONFIDENTIALITY.

      Each party hereto agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

      10.6 SCHEDULES; KNOWLEDGE.

      Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

      10.7 THIRD PARTY BENEFICIARIES.

      This contract is solely among the parties hereto and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

      10.8 ENTIRE AGREEMENT.

      This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

      10.9 SURVIVAL; TERMINATION.

      The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

      10.10 COUNTERPARTS.

      This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

      10.11 AMENDMENT OR WAIVER.

      Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

      10.12 EXPENSES.

      Each party herein shall bear all of their respective cost s and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

      10.13 HEADINGS; CONTEXT.

      The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

      10.14 BENEFIT.

      This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

      10.15 PUBLIC ANNOUNCEMENTS.

      Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

      10.16 SEVERABILITY.

      In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

      10.17 FAILURE OF CONDITIONS; TERMINATION.

      In the event of any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement. In such event, the party that has failed to fulfill the conditions specified in this Agreement will liable for the other parties legal fees. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

      10.18 NO STRICT CONSTRUCTION.

      The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

      10.19 EXECUTION KNOWING AND VOLUNTARY.

      In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprized by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

      10.20 AMENDMENT.

      At any time after the Closing Date, this Agreement may be amended by both parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.


                            [Signature page follows]

      IN WITNESS WHEREOF, Supreme Realty Investments, Inc., Sub and HSG, each pursuant to the approval and authority duly given, as well as the HSG Shareholders, have caused this Agreement and Plan of Merger to be executed as of the date first above written.

                             SUPREME REALTY INVESTMENTS, INC.

                             By:
                                   ------------------------------------------
                                   Zujun Xu
                                   Its Chairman of the Board and Chief
                                   Executive Officer


                             XY ACQUISITION CORPORATION

                             By:
                                   ------------------------------------------
                                   Zujun Xu
                                   Its Chairman of the Board and Chief
                                   Executive Officer


                             HOME SYSTEM GROUP, INC.

                             By:
                                   ------------------------------------------

                                   Its

                             HSG SHAREHOLDERS


                                   ------------------------------------------
                                   YE BO QUAN
                                   ------------------------------------------
                                   ------------------------------------------
                                   ------------------------------------------
                                   LI SHU BO
                                   ------------------------------------------
                                   ------------------------------------------
                                   ------------------------------------------
                                   HUANG JIAN WEI
                                   ------------------------------------------
                                   ------------------------------------------
                                   ------------------------------------------
                                   CHEUNG KIN WAI

                                   ------------------------------------------
                                   LI WEI QIU

                                   SIMPLE (HONG KONG) INVESTMENT & MANAGEMENT
                                   COMPANY LIMITED

                             By:   __________________________________________
                             Name:
                             Title:



                                   FIRST CAPITAL LIMITED

                             By:   __________________________________________
                             Name:
                             Title:

                                   SHENZHEN DINGYI INVESTMENT COMPANY LIMITED

                             By:   __________________________________________
                             Name:
                             Title:

                                   CHINA US BRIDGE CAPITAL LIMITED

                             By:   __________________________________________
                             Name:
                             Title:

                                   VALUE GLOBAL INTERNATIONAL LIMITED

                             By:   __________________________________________
                             Name:
                             Title:

                                   SCHEDULE A

                                HSG SHAREHOLDERS

----------------------------------------------------------------------------------------------------------------------
                                   HSG COMMON STOCK                                        SHARES OF SUPREME REALTY
NAME OF HSG SHAREHOLDER               OWNERSHIP %           SHARES OF HSG               INVESTMENTS, INC. COMMON STOCK
----------------------------------------------------------------------------------------------------------------------
Cheung Kin Wai                            20%                  10,000                              1,600,000

Li Wei Qiu                                26%                  13,000                              2,080,000

Ye Bo Quan                               6.5%                   3,250                                520,000

Li Shu Bo                                  6%                   3,000                                480,000

Huang Jian Wei                           6.5%                   3,250                                520,000
----------------------------------------------------------------------------------------------------------------------
Value Global International                 6%                   3,000                                480,000
Limited
----------------------------------------------------------------------------------------------------------------------
Simple (Hong Kong) Investment &            4%                   2,000                                320,000
Management Company Limited
----------------------------------------------------------------------------------------------------------------------
First Capital Limited                      8%                   4,000                                640,000
----------------------------------------------------------------------------------------------------------------------
Shenzhen Dingyi Investment                 7%                   3,500                                560,000
Company Limited
----------------------------------------------------------------------------------------------------------------------
China US Bridge Capital Limited           10%                   5,000                                800,000
----------------------------------------------------------------------------------------------------------------------